

Ryan King · 2nd

Red Hat Coffee

Austin, Texas, United States · 192 connections · **Contact info**

 **Red Hat Coffee**

Experience



Founder/CEO

Red Hat Coffee

Oct 2016 – Present · 4 yrs 6 mos

440 16th st. San Diego CA 92101



Logistics Specialist (Submarines)

US Navy

Jan 2008 – Feb 2019 · 11 yrs 2 mos

Skills & endorsements

Management

Customer Service

Sales

Show more ⌄

